Exhibit 13.2

THIRD QUARTER REPORT 2007	TCPL [30

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006

Revenues	2,210	1,850	6,671	5,429

Operating Expenses
Plant operating costs and other	739	593	2,232	1,696
Commodity purchases resold	476	382	1,579	1,224
Depreciation	298	264	888	787
	1,513	1,239	4,699	3,707
	697	611	1,972	1,722
Other Expenses/(Income)
Financial charges	241	204	730	614
Financial charges of joint ventures	17	22	57	67
Income from equity investments	(2)	(4)	(13)	(28)
Interest income and other	(31)	(42)	(79)	(106)
Gain on sale of Northern Border Partners, L.P. interest	-	-	-	(23)
	225	180	695	524

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	472	431	1,277	1,198

Income Taxes
Current	82	30	345	277
Future	50	75	27	71
	132	105	372	348

Non-Controlling Interests
Non-controlling interest in PipeLines LP	13	11	44	32
Other	1	6	7	10
	14	17	51	42

Net Income from Continuing Operations	326	309	854	808
Net Income from Discontinued Operations	-	-	-	28
Net Income	326	309	854	836

Preferred Share Dividends	6	6	17	17
Net Income Applicable to Common Shares	320	303	837	819

Net Income Applicable to Common Shares
Continuing operations	320	303	837	791
Discontinued operations	-	-	-	28
	320	303	837	819

  See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [31

Consolidated Cash Flows

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006

Cash Generated From Operations
Net income	326	299	854	826
Depreciation	298	264	888	787
Income from equity investments in excess of distributions received	(1)	(1)	(6)	(8)
Future income taxes	50	75	27	71
Non-controlling interests	14	17	51	42
Funding of employee future benefits lower than/(in excess of) expense	3	(2)	18	(17)
Gain on sale of Northern Border Partners, L.P. interest, net of current income tax	-	-	-	(11)
Other	7	9	35	26
	697	661	1,867	1,716
Decrease/(increase) in operating working capital	146	(43)	272	(136)
Net cash provided by operations	843	618	2,139	1,580

Investing Activities
Capital expenditures	(364)	(372)	(1,056)	(1,002)
Acquisitions, net of cash acquired	2	-	(4,222)	(358)
Disposition of assets, net of current income taxes	-	-	-	23
Deferred amounts and other	(126)	(47)	(256)	(62)
Net cash used in investing activities	(488)	(419)	(5,534)	(1,399)

Financing Activities
Dividends on common and preferred shares	(189)	(162)	(538)	(478)
Advances from parent	(130)	3	588	14
Distributions paid to non-controlling interests	(17)	(10)	(51)	(30)
Notes payable issued/(repaid), net	413	4	156	(449)
Long-term debt issued	5	-	1,456	1,250
Reduction of long-term debt	(64)	(4)	(859)	(352)
Long-term debt of joint ventures issued	12	14	122	38
Reduction of long-term debt of joint ventures	(20)	(27)	(139)	(48)
Junior subordinated notes issued	-	-	1,107	-
Preferred securities redeemed	(488)	-	(488)	-
Partnership units of subsidiary issued	-	-	348	-
Common shares issued	64	-	1,588	-
Net cash (used in)/provided by financing activities	(414)	(182)	3,290	(55)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(16)	1	(46)	(8)

(Decrease)/Increase in Cash and Short-Term Investments	(75)	18	(151)	118

Cash and Short-Term Investments
Beginning of period	325	312	401	212

Cash and Short-Term Investments
End of period	250	330	250	330

Supplementary Cash Flow Information
Income taxes paid	93	86	303	454
Interest paid	283	195	812	629

 See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [32

Consolidated Balance Sheet

(unaudited)	September 30,	December 31,
(millions of dollars)	2007	2006

ASSETS
Current Assets
Cash and short-term investments	250	401
Accounts receivable	1,008	1,001
Inventories	426	392
Other	238	297
	1,922	2,091
Long-Term Investments	68	71
Plant, Property and Equipment	23,296	21,487
Goodwill	2,517	281
Other Assets	2,022	1,978
	29,825	25,908

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Notes payable	622	467
Accounts payable	2,395	1,582
Accrued interest	288	264
Current portion of long-term debt	706	616
Current portion of long-term debt of joint ventures	27	142
	4,038	3,071
Deferred Amounts	1,107	1,029
Future Income Taxes	1,266	876
Long-Term Debt	11,374	10,887
Long-Term Debt of Joint Ventures	880	1,136
Junior Subordinated Notes	983	-
Preferred Securities	-	536
	19,648	17,535
Non-Controlling Interests
Non-controlling interest in PipeLines LP	540	287
Other	68	79
	608	366
Shareholder’s Equity
Preferred shares	389	389
Common shares	6,299	4,712
Contributed surplus	280	277
Retained earnings	3,012	2,719
Accumulated other comprehensive loss	(411)	(90)
	9,569	8,007
	29,825	25,908

See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [33

Consolidated Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Net income	326	309	854	836
Other comprehensive income/(loss), net of tax
Change in foreign currency translation gains and losses on investments in foreign operations (1)	(121)	-	(342)	(30)
Change in gains and losses on hedges of investments in foreign operations (2)	22	1	77	25
Change in gains and losses on derivative instruments designated as cash flow hedges (3)	41	-	4	-
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods (4)	16	-	36	-
Other comprehensive (loss)/income for the period	(42)	1	(225)	(5)
Comprehensive income for the period	284	310	629	831

(1) Net of income tax expense of $39 million and $95 million for the three and nine months ended September 30, 2007,

     respectively (2006 - $nil and $22 million expense, respectively).

(2) Net of income tax expense of $12 million and $40 million for the three and nine months ended September 30, 2007,

     respectively (2006 - $1 million expense and $13 million expense, respectively).

(3) Net of income tax expense of $13 million and $3 million for the three and nine months ended September 30, 2007, respectively.

(4) Net of income tax expense of $14 million and $19 million for the three and nine months ended September 30, 2007, respectively.

 See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [34

Consolidated Shareholder’s Equity

Nine months ended September 30
(unaudited)
(millions of dollars)	2007	2006
Preferred Shares	389	389

Common Shares
Balance at beginning of period	4,712	4,712
Proceeds from common shares issued	1,587	-
Balance at end of period	6,299	4,712

Contributed Surplus
Balance at beginning of period	277	275
Issuance of stock options	3	1
Balance at end of period	280	276

Retained Earnings
Balance at beginning of period	2,719	2,267
Transition adjustment resulting from adopting new financial instruments accounting standards	4
Net income	854	826
Preferred share dividends	(17)	(17)
Common share dividends	(548)	(469)
Balance at end of period	3,012	2,607

Accumulated Other Comprehensive Loss, net of income taxes
Balance at beginning of period	(90)	(90)
Transition adjustment resulting from adopting new financial instruments accounting standards	(96)	-
Other comprehensive loss	(225)	(5)
Balance at end of period	(411)	(95)
Total Shareholder’s Equity	9,569	7,889

See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [35

Accumulated Other Comprehensive Loss

(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges	Total
Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in foreign operations (1)	(342)	-	(342)
Change in gains and losses on hedge of investments in foreign operations (2)	77	-	77
Change in gains and losses on derivative instruments designated as cash flow hedges (3)	-	4	4
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods (4) (5)	-	36	36
Balance at September 30, 2007	(355)	(56)	(411)

Balance at December 31, 2005	(90)	-	(90)
Change in foreign currency translation gains and losses on investments in foreign operations (1)	(30)	-	(30)
Change in gains and losses on hedge of investments in foreign operations (2)	25	-	25
Balance at September 30, 2006	(95)	-	(95)

(1) Net of income tax expense of $95 million for the nine months ended September 30, 2007 (2006 -  $22 million expense).

(2) Net of income tax expense of $40 million for the nine months ended September 30, 2007 (2006 -  $13 million expense).

(3) Net of income tax expense of $3 million for the nine months ended September 30, 2007.

(4) Net of income tax expense of $19 million for the nine months ended September 30, 2007.

(5) During the next 12 months, the Company expects to reclassify to net income an estimated $105 million ($71 million after tax) of net losses reported in accumulated other comprehensive income for cash flow hedges.

 See accompanying notes to the consolidated financial statements.

THIRD QUARTER REPORT 2007	TCPL [36

Notes to Consolidated Financial Statements

(Unaudited)

1.   Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL’s annual audited consolidated financial statements for the year ended December 31, 2006, except for the changes noted below. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited consolidated financial statements included in TCPL’s 2006 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with current period’s presentation.

In Pipelines, which consists primarily of the Company’s investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net earnings fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines and items outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

2.   Changes In Accounting Policies

Changes in Second Quarter 2007

Proprietary Natural Gas Storage Inventories and Revenue Recognition

The new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3031 “Inventories” will become

THIRD QUARTER REPORT 2007	TCPL [37

effective January 1, 2008; however, the Company chose to adopt this standard as of April 1, 2007. Adjustments to the  2007 consolidated financial statements have been made in accordance with the transitional provisions for this new standard.

Effective April 1, 2007, TCPL began valuing its proprietary natural gas storage inventory at fair value, as measured by the one-month forward price for natural gas. In order to record inventory at fair value, TCPL has designated its natural gas storage business as a broker/trader business that purchases and sells natural gas on a back-to-back basis. The Company did not have any proprietary natural gas inventory prior to April 1, 2007.

The Company records its proprietary natural gas storage results in Revenues net of Commodity Purchases Resold. All changes in the fair value of the proprietary natural gas storage inventory are recorded in Inventories and Revenues. At September 30, 2007, $81 million of proprietary natural gas storage inventory was included in Inventories, which included $25 million related to changes in fair value of the proprietary natural gas storage inventory. Revenues included unrealized pre-tax losses related to the change in fair value of the proprietary natural gas storage inventory for the three and nine months ended September 30, 2007 of $2 million and $25 million, respectively. These losses were essentially offset by the change in fair value of forward proprietary natural gas purchase and sale contracts.

Changes in First Quarter 2007

Effective January 1, 2007, the Company adopted the CICA Handbook accounting requirements for Section 1506 “Accounting Changes”, Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”. Adjustments to the consolidated financial statements for the first nine months in 2007 have been made in accordance with the transitional provisions for these new standards.

Comprehensive Income and Equity

The Company’s financial statements include statements of Consolidated Comprehensive Income and Accumulated Other Comprehensive Loss. In addition, as required by Section 3251, the Company now presents separately in its Consolidated Shareholders’ Equity the changes for each of its components of Shareholders’ Equity, including Accumulated Other Comprehensive Loss.

Financial Instruments

All financial instruments are included on the balance sheet initially at fair value. All derivatives, other than those that meet the normal purchases and sales exceptions or are not within the scope of GAAP, are also carried on the balance sheet at fair value. In general, financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. In general, financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement and financial statement classification of changes in fair value are determined by classification of the instruments.

THIRD QUARTER REPORT 2007	TCPL [38

Held-for-trading financial assets and liabilities consist of swaps, options, forwards and futures and are entered into with the intention of generating a profit. A financial asset or liability that does not meet this criteria may be designated as held for trading. TCPL has not designated any financial assets or liabilities as held for trading. These financial instruments are initially accounted for at their fair value and changes to fair value are included in Revenues. Held-to-maturity financial assets are accounted for at their amortized cost using the effective interest method. The Company did not have any of these financial instruments at September 30, 2007. Loans and receivables include primarily trade accounts receivable and non-interest-bearing third party loans receivable and are accounted for at their amortized cost using the effective interest method. The available-for-sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. These instruments are initially accounted for at their fair value and changes to fair value are recorded through Other Comprehensive Income. Income earned from these assets is included in Interest Income and Other.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method. Interest expense is included in Financial Charges and Financial Charges of Joint Ventures. As part of the accounting for the Company’s regulated operations, gains or losses from the changes in the fair value of financial instruments within the regulated operations are included in regulatory assets or regulatory liabilities.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value of the embedded derivative are included in Revenues. The Company used January 1, 2003 as the transition date for embedded derivatives.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007, the Company began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously, these costs were amortized on a straight-line basis over the life of the debt. There was no material effect on the Company’s financial statements as a result of this change in policy. In third quarter and the first nine months of 2007, the charge to Net Income for the amortization of transaction costs using the effective interest method was immaterial.

Hedges

Section 3865 specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

THIRD QUARTER REPORT 2007	TCPL [39

As part of its asset and liability management, the Company uses derivatives for hedging positions to reduce its exposure to credit and market risk. The Company designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Company performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

Fair value hedges primarily consist of interest rate swaps used to mitigate the effect of changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates. Changes in the value of fair value hedges and the corresponding underlying transactions are recorded in Financial Charges and Interest Income and Other, for hedges of interest rates and foreign exchange rates, respectively. Any gains or losses arising from ineffectiveness are recognized immediately in income in the same financial category as the underlying transaction.

The Company uses cash flow hedges for its anticipated transactions to reduce exposure to fluctuations in interest rates, foreign exchange rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other Comprehensive Income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated Other Comprehensive Loss are included in Net Income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Company is hedging its exposure to variability in future cash flows is six years.

The Company hedges its foreign currency exposure of investments in self-sustaining foreign operations with certain cross-currency swaps, forward exchange contracts and options. These financial instruments are adjusted to fair value and the effective portion of gains or losses associated with these adjustments are included in Other Comprehensive Income. In addition, the Company hedges its net investment with U.S. dollar-denominated debt, which is valued at period-end foreign exchange rates. Gains or losses arising from ineffective portions of the hedge are included in income. Gains or losses from these hedges that have been included in Accumulated Other Comprehensive Loss are reclassified to Net Income in the event the Company settles or otherwise reduces its investment.

THIRD QUARTER REPORT 2007	TCPL [40

Net Effect of Accounting Policy Changes

The net effect to the Company’s financial statements at January 1, 2007 resulting from the above-mentioned changes in accounting policies is as follows.

Increases/(decreases)
(unaudited)
(millions of dollars)

Other current assets	(127)
Other assets	(203)
Accounts payable	(29)
Deferred amounts	(75)
Future income taxes	(42)
Long-term debt	(85)
Long-term debt of joint ventures	(7)
Accumulated other comprehensive loss	(186)
Foreign exchange adjustment	90
Retained earnings	4

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 “Capital Disclosures” requires the disclosure of qualitative and quantitative information about the Company’s objectives, policies and processes for managing capital.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments.

THIRD QUARTER REPORT 2007	TCPL [41

3.           Segmented Information

Three months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	1,148	1,010	1,062	840	-	-	2,210	1,850
Plant operating costs and other	(422)	(351)	(315)	(240)	(2)	(2)	(739)	(593)
Commodity purchases resold	(6)	-	(470)	(382)	-	-	(476)	(382)
Depreciation	(258)	(231)	(40)	(33)	-	-	(298)	(264)
	462	428	237	185	(2)	(2)	697	611
Financial charges and non-controlling interests	(205)	(197)	-	-	(54)	(30)	(259)	(227)
Financial charges of joint ventures	(11)	(17)	(6)	(5)	-	-	(17)	(22)
Income from equity investments	2	4	-	-	-	-	2	4
Interest income and other	14	25	2	2	13	5	29	32
Gain on sale of Northern Border
Partners, L.P. interest	-	-	-	-	-	-	-	-
Income taxes	(99)	(113)	(77)	(59)	44	67	(132)	(105)
Income from Continuing Operations	163	130	156	123	1	40	320	293
Income from Discontinued Operations							-	-
Net Income Applicable to Common Shares							320	293

Nine months ended September 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	3,500	2,956	3,171	2,473	-	-	6,671	5,429
Plant operating costs and other	(1,222)	(994)	(1,005)	(695)	(5)	(7)	(2,232)	(1,696)
Commodity purchases resold	(71)	-	(1,508)	(1,224)	-	-	(1,579)	(1,224)
Depreciation	(769)	(692)	(119)	(95)	-	-	(888)	(787)
	1,438	1,270	539	459	(5)	(7)	1,972	1,722
Financial charges and non-controlling interests	(628)	(573)	1	-	(170)	(100)	(797)	(673)
Financial charges of joint ventures	(40)	(50)	(17)	(17)	-	-	(57)	(67)
Income from equity investments	13	28	-	-	-	-	13	28
Interest income and other	32	59	8	5	38	32	78	96
Gain on sale of Northern Border
Partners, L.P. interest	-	23	-	-	-	-	-	23
Income taxes	(331)	(323)	(175)	(127)	134	102	(372)	(348)
Income from Continuing Operations	484	434	356	320	(3)	27	837	781
Income from Discontinued Operations							-	28
Net Income Applicable to Common Shares							837	809

Total Assets

(unaudited - millions of dollars)	September 30, 2007	December 31, 2006
Pipelines	22,101	18,320
Energy	6,761	6,500
Corporate	963	1,088
	29,825	25,908

THIRD QUARTER REPORT 2007	TCPL [42

4.           Acquisitions and Dispositions

ANR and Great Lakes

In February 2007, TCPL acquired 100 per cent of American Natural Resources Company and ANR Storage Company (together ANR) and an additional 3.55 per cent interest in Great Lakes from El Paso Corporation for approximately US$3.4 billion, subject to certain post-closing adjustments, including US$491 million of assumed long-term debt. The acquisition was accounted for using the purchase method of accounting. TCPL began consolidating ANR and Great Lakes in the Pipelines segment subsequent to the acquisition date. The preliminary allocation of the purchase price at September 30, 2007 was as follows.

Purchase Price Allocation

(unaudited)

(millions of US dollars)	ANR	Great Lakes	Total
Current assets	251	4	255
Plant, property and equipment	1,874	35	1,909
Other non-current assets	83	-	83
Goodwill	1,776	35	1,811
Current liabilities	(177)	(3)	(180)
Long-term debt	(475)	(16)	(491)
Other non-current liabilities	(447)	(22)	(469)
	2,885	33	2,918

A preliminary allocation of the purchase price has been made using fair values of the net assets at the date of acquisition. As ANR’s and Great Lakes’ tolls are subject to rate regulation based on historical costs, the regulated net assets, other than gas held for sale, were determined to have a fair value equal to their rate- regulated values.

Goodwill will be evaluated on an annual basis for impairment. Factors that contributed to goodwill included the opportunity to expand in the U.S. market and gaining a stronger competitive position in the North American gas transmission business. The goodwill recognized on this transaction is not amortizable for tax purposes.

THIRD QUARTER REPORT 2007	TCPL [43

PipeLines LP Acquisition of Great Lakes

In February 2007, PipeLines LP acquired a 46.45 per cent interest in Great Lakes from El Paso Corporation for approximately US$942 million, subject to certain post-closing adjustments, including US$209 million of assumed long-term debt. The acquisition was accounted for using the purchase method of accounting. TCPL began consolidating Great Lakes in the Pipelines segment subsequent to the acquisition date. The preliminary allocation of the purchase price at September 30, 2007 was as follows.

Purchase Price Allocation

(unaudited)

(millions of US dollars)
Current assets	42
Plant, property and equipment	465
Other non-current assets	1
Goodwill	457
Current liabilities	(23)
Long-term debt	(209)
733

A preliminary allocation of the purchase price has been made using fair values of the net assets at the date of acquisition. As Great Lakes’ tolls are subject to rate regulation based on historical costs, the regulated net assets were determined to have a fair value equal to their rate-regulated values.

Goodwill will be evaluated on an annual basis for impairment. Factors that contributed to goodwill included the opportunity to expand in the U.S. market and gaining a stronger competitive position in the North American gas transmission business. The goodwill recognized on this transaction is amortizable for tax purposes.

PipeLines LP

In February 2007, PipeLines LP completed a private placement offering of 17,356,086 common units at a price of US$34.57 per unit, of which 50 per cent of the units were acquired by TCPL for US$300 million. TCPL also invested an additional US$12 million to maintain its general partnership ownership interest in PipeLines LP. As a result of these additional investments in PipeLines LP, TCPL’s ownership in PipeLines LP increased to 32.1 per cent on February 22, 2007. The total private placement plus TCPL’s additional investment resulted in gross proceeds to PipeLines LP of US$612 million, which were used to partially finance its Great Lakes acquisition.

5.           Notes Payable and Long-Term Debt

On October 5, 2007, TCPL issued US$1.0 billion of senior unsecured notes (Notes). The Notes mature on October 15, 2037 and bear interest at a rate of 6.20 per cent. The effective interest rate at issuance was 6.30 per cent. The Notes were issued under a debt shelf prospectus in the U.S., filed in September 2007, which qualifies for issuance US$2.5 billion of debt securities, and replaced the US$1.5 billion debt shelf prospectus

THIRD QUARTER REPORT 2007	TCPL [44

filed in March 2007. Prior to being replaced, the Company had issued US$1.0 billion of debt securities under the March 2007 U.S. debt shelf prospectus.

In April 2007, TCPL issued US$1.0 billion of Junior Subordinated Notes (Junior Notes) maturing in 2067 and bearing interest of 6.35 per cent per year until May 15, 2017 at which time the interest on the Junior Notes will convert to a floating rate, reset quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 221 basis points. The Junior Notes remained outstanding at September 30, 2007 and had an effective interest rate of 6.51 per cent. TCPL has the option to defer payment of interest for one or more periods of up to ten years without giving rise to an event of default and without permitting acceleration of payment under the terms of the Junior Notes. If this were to occur, the Company would be prohibited from paying dividends during the deferral period. The Junior Notes are subordinated in right of payment to existing and future senior indebtedness and are effectively subordinated to all indebtedness and obligations of TCPL. The Junior Notes are callable at TCPL’s option at any time on or after May 15, 2017 at 100 per cent of the principal amount of the Junior Notes plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain events, the Junior Notes are callable earlier at TCPL’s option, in whole or in part, at an amount equal to the greater of 100 per cent of the principal amount of the Junior Notes plus accrued and unpaid interest to the date of redemption or at an amount determined by formula in accordance with the terms of the Junior Notes.

In April 2007, Northern Border established a US$250 million five-year bank facility. A portion of the bank facility was drawn to refinance US$150 million of senior notes that matured on May 1, 2007, with the balance available to fund Northern Border’s ongoing operations.

In March 2007, the Company filed debt shelf prospectuses in Canada and the U.S. qualifying for issuance $1.5 billion of medium-term notes and US$1.5 billion of debt securities, respectively. At September 30, 2007, the Company had issued no medium-term notes under the Canadian prospectus and had replaced the March 2007 U.S. debt shelf prospectus with a new US$2.5 billion U.S. debt shelf prospectus, as described above.

In March 2007, ANR Pipeline Company voluntarily withdrew from the New York Stock Exchange the listing of its 9.625 per cent Debentures due 2021, 7.375 per cent Debentures due 2024, and 7.0 per cent Debentures due 2025. With the delisting, which became effective April 12, 2007, ANR Pipeline Company deregistered these securities from registration with the U.S. Securities Exchange Commission.

In February 2007, the Company established a US$1.0-billion committed, unsecured credit facility, consisting of a US$700-million five-year term loan and a US$300-million five-year, extendible revolving facility. A floating interest rate based on the three-month LIBOR plus 22.5 basis points is charged on the balance outstanding and a facility fee of 7.5 basis points is charged on the entire facility. The Company utilized US$1.0 billion from this facility and an additional US$100 million from an existing demand line to partially finance the ANR acquisition as well as its additional investment in PipeLines LP. At September 30, 2007, the Company had an outstanding balance of US$700 million on the credit facility and had repaid the demand line.

THIRD QUARTER REPORT 2007	TCPL [45

In February 2007, PipeLines LP increased the size of its syndicated revolving credit and term loan facility in connection with its Great Lakes acquisition. The amount available under the facility increased from US$410 million to US$950 million, consisting of a US$700-million senior term loan and a US$250-million senior revolving credit facility, with US$194 million of the senior term loan amount available being terminated upon closing of the Great Lakes acquisition. At September 30, 2007, US$517 million was outstanding under this facility. A floating interest rate based on the three-month LIBOR plus 55 basis points is charged on the senior term loan and a floating interest rate based on the one-month LIBOR plus 35 basis points is charged on the senior revolving credit facility. A facility fee of 10 basis points is charged on the US$250 million senior revolving credit facility. The weighted average interest rate at September 30, 2007 was 6.16 per cent.

6.           Preferred Securities

In July 2007, TCPL redeemed, at par, all of the outstanding US$460 million 8.25 per cent Preferred Securities due 2047. The redemption occurred as a result of a five-year tolls settlement reached on the Canadian Mainline and crystallized a foreign exchange gain that will flow through to the Canadian Mainline’s customers.

7.           Share Capital

In third quarter 2007, TCPL issued 1.7 million common shares to TransCanada Corporation (TransCanada) resulting in proceeds of approximately $64 million.

In second quarter 2007, TCPL issued 1.3 million common shares to TransCanada resulting in proceeds of approximately $52 million.

In February and March 2007, TCPL issued 34,210,526 and 4,515,914 common shares, respectively, to TransCanada at a price of $38.00 each. The gross proceeds of approximately $1.5 billion were used towards financing the acquisition of ANR and Great Lakes.

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8.           Financial Instruments and Risk Management

The fair values of non-derivative financial instruments at September 30, 2007 are as follows.

Non-Derivative Financial Instruments Summary (1) (2)

(unaudited)

(millions of dollars)	September 30, 2007
Fair
Financial Assets (3)	Value
Cash and cash equivalents (4)	255
Loans and receivables (4)	1,172
Available-for-sale assets	16
1,443

Financial Liabilities (5) (6)
Notes payable	1,021
Trade and other payables	1,324
Long-term debt	13,970
Other long-term liabilities	65
16,380

(1)    Net Income for the three months and nine months ended September 30, 2007 included an unrealized gain or loss of nil for the fair value adjustments to these financial instruments.

(2)    Carrying value is not materially different from fair value, except for available-for-sale financial assets, which have a carrying value equal to fair value.

(3)    At September 30, 2007, Current Assets on the Consolidated Balance Sheet included financial assets of $960 million in Accounts Receivable and $255 million in Cash and Cash Equivalents. The remainder of these financial assets were included in Other Assets.

(4)    Recorded at cost.

(5)    Recorded at amortized cost.

(6)    At September 30, 2007, Current Liabilities on the Consolidated Balance Sheet included financial liabilities of $1,313 million in Accounts Payable and $1,021 million in Notes Payable. Financial liabilities of $76 million were included in Deferred Amounts and $13,970 million were included in Long-Term Debt.

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The fair values of the Company’s derivative financial instruments are as follows.

Derivative Financial Instruments Summary (1)

(unaudited)

(millions of dollars)	September 30, 2007
Fair
Value
Derivative financial instruments held for trading
Power derivatives-assets (2)	51
Power derivatives-liabilities (2)	(44)
Natural gas derivatives-assets (3)	69
Natural gas derivatives-liabilities (3)	(29)
Interest rate derivatives-assets (4)	20
Interest rate derivatives-liabilities (4)	(7)
Foreign exchange derivatives-assets (4)	4
Foreign exchange derivatives-liabilities (4)	(83)
(19)
Derivative financial instruments in hedging relationships (5)
Power derivatives-assets (6)	129
Power derivatives-liabilities (6)	(183)
Natural gas derivatives-assets (6)	28
Natural gas derivatives-liabilities (6)	(9)
Interest rate derivatives-assets (7)	-
Interest rate derivatives-liabilities (7)	(4)
Foreign exchange derivatives-assets (7)	-
Foreign exchange derivatives-liabilities (7)	(69)
(108)

Total Derivative Financial Instruments	(127)

(1)     Fair value is equal to the carrying value of these derivatives except for derivatives used in the Company’s regulatory operations, which are carried at their regulatory values.

(2)     Net Income for the three and nine months ended September 30, 2007 included unrealized gains of $4 million and $12 million, respectively, for the change in the fair value of held-for-trading power derivatives. Net Income for the three and nine months ended September 30, 2007 included realized gains of $2 million and $10 million, respectively, for held-for-trading power derivatives.

(3)     Net Income for the three and nine months ended September 30, 2007 included unrealized gains of nil and $7 million, respectively, for the change in the fair value of held-for-trading natural gas derivatives. Net Income for the three and nine months ended September 30, 2007 included realized losses of $23 million and $39 million, respectively, for held-for-trading natural gas derivatives.

(4)     Net Income for the three and nine months ended September 30, 2007 included unrealized gains of $1 million and $2 million, respectively, for the change in the fair value of held-for-trading interest-rate and foreign exchange derivatives. Net Income for the three and nine months ended September 30, 2007 included realized gains of $15 million and $39 million, respectively, for held-for-trading interest-rate and foreign exchange derivatives.

(5)     All hedging relationships are designated cash flow hedges except for $1 million of interest-rate derivative financial instruments designated as fair value hedges.

(6)     Net Income for the three and nine months ended September 30, 2007 included gains of $4 million and $6 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlyings. Net Income for the three and nine months ended September 30, 2007 included realized gains of $50 million and $45 million, respectively, for power cash flow hedges. Net Income for the three and nine months ended September 30, 2007 included realized losses of $10 million and $7 million, respectively, for natural gas cash flow hedges.

(7)     Net Income for the three and nine months ended September 30, 2007 included nil and a $4 million loss, respectively, for the change in fair value of interest-rate and foreign exchange cash flow hedges and fair value hedges that were ineffective in offsetting the change in fair value of their related underlyings. Net Income for the three and nine months ended September 30, 2007 included realized gains of $1 million and $2 million, respectively, for interest-rate and foreign exchange cash flow hedges.

THIRD QUARTER REPORT 2007	TCPL [48

Unrealized Gains and Losses

At September 30, 2007, there were unrealized gains from unsettled derivative financial instruments of $172 million (December 31, 2006 - $41 million) included in Other Current Assets and $129 million (December 31, 2006 - $39 million) included in Other Assets. At September 30, 2007, there were unrealized losses from unsettled derivative financial instruments of $189 million (December 31, 2006 - $144 million) included in Accounts Payable and $239 million (December 31, 2006 - $158 million) included in Deferred Amounts.

At September 30, 2007, there were unrealized losses from the fair value adjustments of proprietary natural gas storage inventory of $25 million (December 31, 2006 – nil) included in Inventories.

Energy Price, Interest Rate and Foreign Exchange Rate Risk Management

The Company enters into various contracts to mitigate its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The contracts generally consist of the following.

•     Forwards and futures contracts - contractual agreements to buy or sell a specific financial instrument or commodity at a specified price and date in the future. The Company enters into foreign exchange and commodity forwards and futures to mitigate volatility in foreign exchange rates and power and gas prices, respectively.

•     Swaps - contractual agreements between two parties to exchange streams of payments over time according to specified terms. The Company enters into interest rate, cross-currency and commodity swaps to mitigate changes in interest rates, foreign exchange rates and commodity prices, respectively.

•     Options - contractual agreements to convey the right, but not the obligation, for the purchaser either to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate changes in interest rates, foreign exchange rates and commodity prices.

•     Heat rate contracts - contracts for the sale or purchase of power that are priced based on a natural gas index.

Energy Price Risk

The Company is exposed to energy price movements as part of its normal business operations, particularly in relation to the prices of electricity and natural gas. The primary risk is that market prices for commodities will move adversely between the time that purchase and/or sales prices are fixed, potentially reducing expected margins.

To manage exposure to price risk, subject to the Company’s overall risk management policies and procedures, the Company commits a significant portion of its supply to medium- to long-term sales contracts while reserving an amount of unsold supply to maintain flexibility in the

THIRD QUARTER REPORT 2007	TCPL [49

overall management of its asset portfolio. The types of instruments used include forwards and futures contracts, swaps, options, and heat rate contracts.

TCPL manages its exposure to seasonal gas price spreads in its natural gas storage business by hedging storage capacity with a portfolio of third party storage capacity leases and back-to-back proprietary natural gas purchases and sales. By matching purchase and sale volumes, TCPL locks in a margin and effectively eliminates its exposure to the price movements of natural gas.

The Company continually assesses its power contracts and derivative instruments used to manage energy price risk. Contracts, with the exception of leases, have been assessed to determine whether they meet the definition of a derivative. Certain commodity purchase and sale contracts are derivatives but are not within the scope of Section 3855, as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company’s expected purchase, sale or usage requirements (normal purchases and sales exception). As well, certain contracts are not within the scope of Section 3855 as they are considered to be executory contracts or meet other exemption criteria.

Natural Gas Inventory Price Risk

Effective April 1, 2007, TCPL began valuing its proprietary natural gas storage inventory at fair value, as measured by the one-month forward price for natural gas. In order to record inventory at fair value, TCPL has designated its natural gas storage business as a broker/trader business that purchases and sells natural gas on a back-to-back basis. The Company did not have any proprietary natural gas inventory prior to April 1, 2007.

The Company records its proprietary natural gas storage results in Revenues net of Commodity Purchases Resold. All changes in the fair value of the proprietary natural gas storage inventory are recorded in Inventories and Revenues. At September 30, 2007, $81 million of proprietary natural gas storage inventory was included in Inventories, which included $25 million related to changes in fair value of the proprietary natural gas storage inventory. Revenues included unrealized pre-tax losses related to the change in fair value of the proprietary natural gas storage inventory for the three and nine months ended September 30, 2007 of $2 million and $25 million, respectively. These losses were essentially offset by the change in fair value of the forward proprietary natural gas purchase and sale contracts.

TCPL manages its exposure to seasonal gas price spreads in its natural gas storage business by hedging storage capacity with a portfolio of third party storage capacity leases and proprietary natural gas purchases and sales. By matching purchase and sale volumes, TCPL locks in a margin and effectively eliminates its exposure to the price movements of natural gas.

Interest Rate Risk

The Company has fixed interest rate long-term debt, which subjects the Company to interest rate price risk, and has floating interest rate long-term debt, which subjects the Company to interest rate cash flow risk. To manage its exposure to these risks, the Company uses a combination of interest-rate swaps, forwards and options.

Investments in Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps, forward exchange contracts and options. At September 30, 2007, the Company had designated U.S. dollar-denominated debt with a carrying value of $3.4 billion (US$3.4 billion) and a fair value of $3.5 billion (US$3.5 billion) as a portion of this hedge and swaps, forwards and options with a fair value of $81 million (US$81 million) as net investment hedges.

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Derivatives Hedging Net Investment in Foreign Operations

Asset/(Liability)

(millions of dollars)	September 30, 2007		December 31, 2006
		Notional or		Notional or
		Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial Instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	74	U.S. 350	58	U.S. 400
U.S. dollar forward foreign exchange contracts
(maturing 2007)	3	U.S. 100	(7)	U.S. 390
U.S. dollar options
(maturing 2007)	4	U.S. 100	(6)	U.S. 500

	81	U.S. 550	45	U.S. 1,290

(1) Fair values are equal to carrying values.

Fair Values

Fair values of financial instruments are determined by reference to quoted bid or asking price, as appropriate, in active markets. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. These include comparisons with similar instruments where market observable prices exist, option pricing models and other valuation techniques commonly used by market participants. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.

9.   Income Taxes

The Company is currently evaluating the impact of Mexico’s Corporate Flat Rate Tax legislation, which passed into law on October 1, 2007. The Company anticipates that the legislation will not have a material impact on its financial statements.

In third quarter 2007, TCPL recorded income tax benefits of approximately $15 million as a result of favourable income tax reassessments and associated interest income for prior years.

In second quarter 2007, TCPL recorded income tax benefits of approximately $16 million as a result of changes in Canadian federal income tax legislation.

In first quarter 2007, TCPL recorded income tax benefits of approximately $10 million from the resolution of certain income tax matters, as well as a $5 million income tax benefit from an internal restructuring.

THIRD QUARTER REPORT 2007	TCPL [51

10. Commitments

TCPL has entered into contracts to purchase pipe and supplies for construction of the Keystone oil pipeline and other Pipeline projects totalling approximately $2.3 billion.

11. Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans for the three and nine months ended September 30, 2007 is as follows.

Three months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2007	2006	2007	2006
Current service cost	11	10	-	1
Interest cost	19	16	2	2
Expected return on plan assets	(23)	(18)	-	(1)
Amortization of transitional obligation related to
regulated business	-	-	-	1
Amortization of net actuarial loss	7	6	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	15	15	3	4

Nine months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2007	2006	2007	2006
Current service cost	33	28	1	2
Interest cost	54	49	5	6
Expected return on plan assets	(62)	(53)	(1)	(2)
Amortization of transitional obligation related to
regulated business	-	-	1	2
Amortization of net actuarial loss	19	20	2	2
Amortization of past service costs	3	3	(1)	1
Net benefit cost recognized	47	47	7	11

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Shela Shapiro at (403) 920-7859.

Visit TCPL’s Internet site at:  www.transcanada.com